
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 10, 2024

Gregory Perry
Chief Financial Officer
Merus N.V.
Uppsalalaan 17
3584 CT Utrecht
The Netherlands

>   **Re: Merus N.V.**
>   **Form 10-K for Fiscal Year Ended December 31, 2023**
>   **File No. 001-37773**

Dear Gregory Perry:

   We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Life Sciences